DAIMLER TRUCKS RETAIL TRUST 2023-1
Investor Report

Amounts in USD

Dates

Collection Period No.	19	
Collection Period (from... to)	1-Mar-2025	31-Mar-2025
Determination Date	11-Apr-2025	
Record Date	14-Apr-2025	
Distribution Date	15-Apr-2025	
Interest Period of the Class A-1 Notes (from... to)	17-Mar-2025	15-Apr-2025	Actual/360 Days	29
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Mar-2025	15-Apr-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	270,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	270,000,000.00	245,425,204.91	225,989,830.72	19,435,374.19	71.982867	0.836999
Class A-4 Notes	60,000,000.00	60,000,000.00	60,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**757,360,000.00**	**305,425,204.91**	**285,989,830.72**	**19,435,374.19**		
Overcollateralization	72,621,115.25	68,413,476.09	68,257,289.08			
Adjusted Pool Balance	829,981,115.25	373,838,681.00	354,247,119.80			
Yield Supplement Overcollateralization Amount	31,950,769.53	10,536,843.07	9,659,545.96			
Pool Balance	**861,931,884.78**	**384,375,524.07**	**363,906,665.76**			

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	68,257,289.08	8.22%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	6.030000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.900000%	1,206,673.92	4.469163	20,642,048.11	76.452030
Class A-4 Notes	5.930000%	296,500.00	4.941667	296,500.00	4.941667
Total		**1,503,173.92**		**20,938,548.11**	

Amounts in USD

Available Funds

Principal Collections	18,146,235.98
Interest Collections	1,915,230.60
Net Liquidation Proceeds	105,571.37
Recoveries	704,777.05
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	66,733.11
Available Collections	**20,938,548.11**
Reserve Fund Draw Amount	0.00
Available Funds	**20,938,548.11**

Distributions

(1) Total Servicing Fee	0.00
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	1,503,173.92
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	19,435,374.19
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	0.00
Total Distribution	**20,938,548.11**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,503,173.92	1,503,173.92	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	1,206,673.92	1,206,673.92	0.00
thereof on Class A-4 Notes	296,500.00	296,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	1,503,173.92	1,503,173.92	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,435,374.19	19,435,374.19	0.00
Aggregate Principal Distributable Amount	19,435,374.19	19,435,374.19	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,944.09
minus Net Investment Earnings	6,944.09
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,944.09
Net Investment Earnings on the Collection Account	59,789.02
Investment Earnings for the Collection Period	66,733.11

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	384,375,524.07	2,794
Principal Collections	14,867,114.76	
Principal Collections attributable to Full Pay-offs	3,279,121.22	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,322,622.33	
Pool Balance end of Collection Period	363,906,665.76	2,685
Pool Factor	42.22%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.56%
Weighted Average Number of Remaining Payments	40.79	28.81
Weighted Average Seasoning (months)	16.18	31.60

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	344,218,012.98	2,564	94.59%
31-60 Days Delinquent	11,233,134.30	73	3.09%
61-90 Days Delinquent	5,091,975.84	28	1.40%
91-120 Days Delinquent	3,363,542.64	20	0.92%
Total	363,906,665.76	2,685	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	2.32%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,322,622.33	14	41,120,136.35	346
Principal Net Liquidation Proceeds	104,694.92		5,081,527.35	
Principal Recoveries	681,509.13		7,205,073.96	
Principal Net Loss / (Gain)	1,536,418.28		28,833,535.04	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	4.928%
Prior Collection Period	2.523%
Second Prior Collection Period	12.693%
Third Prior Collection Period	8.730%
Four Month Average	7.219%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	**3.345%**
Average Net Credit Loss/(Gain)	83,333.92

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

| Pd. | Total Pool | | | | | |
| | Cumulative Loss | | Delinquncies | | | Lifetime |
	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%
5	0.59%	0.39%	0.95%	0.46%	0.15%	6.31%
6	0.78%	0.50%	2.21%	0.29%	0.27%	6.09%
7	1.05%	0.72%	3.15%	1.27%	0.12%	5.83%
8	1.28%	0.91%	1.84%	2.03%	1.00%	5.88%
9	2.04%	1.60%	1.17%	0.94%	1.73%	7.14%
10	1.76%	1.24%	1.73%	0.89%	0.46%	8.17%
11	2.02%	1.42%	1.82%	1.08%	0.31%	8.46%
12	2.25%	1.57%	1.54%	0.96%	0.59%	8.65%
13	2.54%	1.82%	2.16%	1.03%	0.65%	8.63%
14	2.92%	2.10%	3.37%	1.32%	0.46%	9.23%
15	3.11%	2.19%	1.38%	2.88%	1.03%	8.95%
16	3.57%	2.56%	1.95%	0.60%	2.67%	9.34%
17	4.25%	3.07%	1.77%	1.12%	1.38%	9.93%
18	4.50%	3.17%	1.19%	1.78%	0.59%	9.76%
19	4.77%	3.35%	3.09%	1.40%	0.92%	9.60%